

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2014

<u>Via Facsimile</u>
Mr. H. Richard Walton
Executive Vice President
Flotek Industries, Inc.
10603 W. Sam Houston Parkway N. #300
Houston, Texas 77064

> **Re:     Flotek Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 10, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 18, 2014**
> **File No. 1-13270**

Dear Mr. Walton:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Branch Chief